UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015.
Commission File Number 001-35307
TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant's name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TASMAN METALS LTD. (Registrant)
Date December 2, 2015	By /s/ Mark Saxon
Mark Saxon, President and CEO

2

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	2nd December 2015
TASMAN COMPLETES MAGNETIC SEPARATION PILOT PLANT FOR THE NORRA KARR HEAVY RARE EARTH ELEMENT PROJECT
Vancouver, Canada – Tasman Metals Ltd. ("Tasman" or the "Company") (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mr Mark Saxon, President & CEO, is pleased to announce the completion of a beneficiation pilot plant test on mineralized rock from the Norra Karr heavy rare earth element (REE) project in Sweden.
The pilot plant was run at the Geological Survey of Finland (GTK) in Outokumpu, with the cost borne by the EURARE project, of which Tasman is a research partner.  EURARE is a research project co-funded by the European Commission under the Seventh Framework Programme of the European Community for Research, Technological Development and Demonstration Activities (Grant Agreement NMP2-LA-2012-309373).
A 6.5 tonne sample of representative Norra Karr mineralized rock was collected via drilling during 2014 with the support of EURARE.  From this sample 5.6 tonnes was crushed, ground and magnetically separated as per Tasman's pre-feasibility study (PFS) flow sheet.  A scavenging magnetic separation stage was also tested, to determine the possibility for enhanced recovery.  Greater than 95% of REE's at Norra Karr are contained within the zirconosilicate mineral eudialyte.  Eudialyte is para-magnetic, and concentrates well using wet magnetic separation.  Magnetic separation does not require any process chemicals.
Although the optimal magnetic separation equipment selected by Tasman's previous bench scale work was not available at GTK, the pilot plant performed well, and in line with results from bench scale testing when using similar equipment.  The magnetic separation pilot plant was run continuously for 6 hours on each of 3 days, and 79% yttrium (Y) recovery was achieved in a mass of 34.8%.  The full set of REE analytical data is not yet available.
The pilot plant has produced approximately 1.9 tonnes of eudialyte/REE enriched mineral concentrate.  This mineral concentrate is available for scaled up hydrometallurgical testwork by the ERECON team, and Tasman's other research partners.  This work is now being planned and scheduled.
In addition to the REE enriched concentrate, some 3.7 tonnes (65% of original sample) of nepheline and feldspar by-product was also produced.  Nepheline and feldspar are industrial minerals with large European market in ceramics, glass, cement, building material and metallurgical industries.  Nepheline and feldspar are for example widely consumed in the manufacture of bathroom ceramics, roof and floor tiles, crockery, building fillers, paints, cement and even cosmetics.
Tasman's previous test work on the nepheline/feldspar by-product from Norra Karr has shown it to be low in iron, and with key characteristics similar to material being used industrially across Europe today.  This material is now being subsampled and screened in preparation for product and market development activities to progress commercialization.

"While the optimal magnetic separation equipment was not available for this pilot plant test, we are nevertheless very pleased with the result, as it mirrors the bench scale testwork" said Mark Saxon, Tasman's President and CEO. "We now have a substantial volume of mineral concentrate with which to further optimize our rare earth element hydrometallurgical flowsheet from that assumed under the PFS.
In addition, we are excited to have a large amount of nepheline by-product with which we can approach customers and traders.  Commercialization of this material, which was considered as waste under the PFS due to insufficient testwork, is both economically and environmentally sound, dramatically reducing the land use requirements of the Norra Karr project.  The nearby existing road and rail infrastructure and proximity to large markets makes commercialization of this industrial mineral highly achievable."
Furthermore, the Company wishes to announce the recent departure of Dr Henning Holmström, Managing Director of Tasman's Swedish subsidiary, to take up a consulting role.  We wish Henning all the best and thank him for his input to all parts of the business.

HEAD OFFICE: EUROPEAN OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street Skollalen 2	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7 BOLLNAS 821 41	www.tasmanmetals.com	BOLLNAS 821 41
CANADA SWEDEN	info@tasmanmetals.com	SWEDEN

In recognition of the difficult conditions in mining markets, Tasman has elected to withdraw its application for a Mining Lease covering the Olserum REE project.  The Company shall continue its efforts at Olserum on exploration claims, which remain in full effect.
The qualified person for the Company's exploration projects, Mark Saxon, President & CEO of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE's and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol "TSM" and the NYSE-MKT under the symbol "TAS".  REE and tungsten demand is increasing, due to the metals' unique properties that make them essential for high technology and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission (EC) promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the EC.
Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company's Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7 Company Contact: Mariana Bermudez +1 (604) 685 9316 Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of "mineral resources" is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the "CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines" adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") and the resource information reported may not be comparable to similar information reported by United States companies.  The term "resources" does not equate to "reserves" and normally may not be included in documents filed with the SEC.  "Resources" are sometimes referred to as "mineralization" or "mineral deposits."  While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 ("SEC Industry Guide 7") under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, the completion of the Norra Karr PFS, the interpretation and actual results of the Norra Karr PFS, changes in corporate goals, unexpected expenditures, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.